VENECREDIT SECURITIES, INC.

(a wholly-owned subsidiary of VBT Holdings, Ltd.)

Miami, Florida

(S.E.C. I.D. No. 8-53425)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

December 31, 2024

VENECREDIT SECURITIES, INC.

(a wholly-owned subsidiary of VBT Holdings, Ltd.)

Miami, Florida

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

December 31, 2024

CONTENTS



Grant Thornton (Cayman) LLP
2nd floor, Century Yard
Cricket Square, 171 Elgin Avenue
George Town, PO Box 1044
Grand Cayman, KY1-1102
Cayman Islands

T: +1 345 949 8588
F: +1 345 949 7325
E: info@ky.gt.com
www.grantthornton.ky

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholder of
Venecredit Securities, Inc.
(a wholly-owned subsidiary of VBT Holdings, Ltd.)
Miami, Florida, USA

Opinion on the financial statements

We have audited the accompanying statement of financial condition of Venecredit Securities, Inc. (a wholly-owned subsidiary of VBT Holdings, Ltd.) (the "Company") as of December 31, 2024, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Audit | Tax | Advisory
Grant Thornton (Cayman) LLP
Member of Grant Thornton International Ltd



Supplemental information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton (Cayman) LLP

We have served as the Company's auditor since 2022.

George Town, Grand Cayman
Cayman Islands
March 31, 2025

VENECREDIT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2024
Expressed in US Dollars $

ASSETS

Cash and cash equivalents	$	93,097
Deposit with clearing organization (restricted)		100,000
Receivables from clearing organization		419,522
Securities owned, at fair value		7,097,949
Prepaid expenses and other assets		164,286
Right-of-use asset		779,202

Total Assets

$ 8,654,056

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accrued commission expense (related party)	$	227,594
Accrued expenses and other liabilities		84,293
Income tax payable		142,705
Deferred tax liability		175,736
Lease liability		890,686
Total Liabilities		1,521,014

Stockholder's equity

Common stock, $1 par value; 1,000,000 shares,
authorized 1,000,000 shares issued and outstanding   1,000,000

Retained earnings	6,133,042
Total stockholder's equity	7,133,042

Total Liabilities and Stockholder's Equity $ 8,654,056

Revenues:

Commissions	$ 1,337,789
Administrative fees	613,200
Advisory fees	408,692
Interest income	112,341
Principal transactions	397,853
Other income	389,861
	3,259,736

Expenses:

Compensation and benefits	772,002
Commission expense – (related parties)	820,848
Professional services	103,257
Clearing fees	205,376
Occupancy	181,299
Insurance	97,444
Other	153,429
	2,333,655

Income before income taxes	926,081
Income tax expense	241,859
Net income	$ 684,222

See accompanying notes to financial statements.

	Common stock	Retained Earnings	Total
Balance at December 31, 2023	$ 1,000,000	$ 5,448,820	$ 6,448,820
Net income	-	684,222	684,222
Balance at December 31, 2024	$ 1,000,000	$ 6,133,042	$7,133,042

See accompanying notes to financial statements.

Cash flows from operating activities

Net income	$ 684,222

Adjustments to reconcile net income to net cash from operating activities:

Deferred tax expense	55,842
Non cash lease expense	134,252
Changes in operatingassets and liabilities:	
Receivables from clearing organization	(71,676)
Securities owned, at fair value	(845,172)
Prepaid expenses and other assets	(10,961)
Income tax payable/receivable	186,016
Accrued commission expense (related party)	70,829
Accrued expenses and other liabilities	14,276
Lease liability	(143,871)
Net cash from operating activities	73,757
Cash, cash equivalents and restricted cash at beginning of year	119,340
Cash, cash equivalents and restricted cash at end of year	$ 193,097

Supplemental disclosure:

Income taxes paid	-

Cash, cash equivalents and restricted cash reconciliation

Cash and cash equivalents	$ 93,097
Deposit with clearing organization (restricted)	100,000
	$ 193,097

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Nature of Business</u>: Venecredit Securities, Inc. ("the Company") was formed in May 2001 and is a fully disclosed introducing broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company commenced operations in March 2002. The Company is a wholly-owned subsidiary of VBT Holdings, Ltd (the "Parent company"). The Company offers traditional securities transaction and brokerage services to its customers. The Company clears all of its security transactions on a fully-disclosed basis through Pershing LLC, a subsidiary of The Bank of New York ("Clearing organization" or "Pershing"). The Company is a member of and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company primarily operates in South Florida and Venezuela.

<u>Basis of Presentation</u>: The financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America ("US GAAP").

<u>Use of Estimates</u>: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash, Cash Equivalents and Restricted Cash</u>: The Company considers cash, restricted cash, amounts due from depository institutions, and highly liquid investments having an original maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

<u>Trading Assets</u>: The Company engages in trading activities for its own account. Securities, that are held principally for resale in the near term, are recorded at fair value with changes in fair value included in principal transactions.   Interest and dividends are included in net interest income and other income respectively.

<u>Revenue Recognition</u>: Securities transactions and related commission revenue and expense are recorded on a trade date basis. See Note 9.

<u>Financial Instruments with Off-Balance-Sheet Risk</u>: The Company, under the correspondent clearing agreement with its Clearing organization, has agreed to indemnify the clearing organization from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The margin balances as of December 31, 2024 were $1,069,544**.** In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. Accordingly, the Company has not recorded any contingent liability in its financial statements for this indemnity**.**

<u>Fair Value of Financial Instruments</u>: The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables, payables, and due to brokers), approximate their fair value because of the short maturity of the instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 4. Fair value estimates involve uncertainties and matters of significant judgement regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of Credit Risk: As of December 31, 2024, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, money market accounts, time deposits and clearing deposits. At times these amounts exceed federally insured limits. The Company also engages in trading activity with various counterparties that are mostly financial institutions in the United States. As disclosed in Note 4, the Company has a trading security portfolio with significant concentration risk in fixed income securities (corporate bonds) and mutual funds. Management believes there is no significant risk of loss or counterparty risk on these financial instruments.

Most of the Company's business activity is with customers domiciled in Venezuela. Therefore, the Company's exposure to any future credit and liquidity risks is significantly affected by changes in the economy and political stability of Venezuela.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Income Taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. There were no material unrecognized tax positions at December 31, 2024.

In the event that the Company recognizes interest and/or penalties related to income tax matters, these are included in income tax expense in the accompanying statement of operations.

Receivables from Clearing organization: Receivables from clearing organization represent cash held on account available for future trades.

Leases: Lease assets (Right of Use Assets) and lease liabilities are recognized based on the present value of the future lease payments over the lease term at the lease commencement date. As the Company's leases do not provide an implicit interest rate, the Company uses the Prime Rate from the Federal Reserve Bank as a guide for financing over the period of the lease based on the information available at the commencement date in determining the present value of future payments. See Note 6.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>Financial Instruments – Credit Losses</u>: The Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client). The Company identified receivables from clearing organization (included, but not limited to, receivables related to securities transactions) as impacted by ASC 326. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including receivables from clearing organization, utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with receivables from clearing organization is not significant until they are 120 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2024.

<u>Subsequent Events:</u> The Company has evaluated subsequent events through March 31, 2025, which is the date these financial statements were available to be issued.

NOTE 2 - FULLY- DISCLOSED CLEARING AGREEMENT

In 2001, the Company entered into a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At December 31, 2024, the Company had $100,000 of cash on deposit to satisfy this requirement and this is included in the statement of financial condition as deposit with clearing organization (restricted). Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

NOTE 3 – OPERATING SEGMENT REPORTING

The Company has identified Alvaro Frias, CEO of the Company, as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. The CODM manages the Company as a single line of business, a securities broker dealer, that is considered a single reportable segment entity. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. During the fiscal year December 31, 2024, the Company did not derive more than 10 percent of its total revenues from a single external customer.

The following table presents the segment revenue and significant expenses for the year end December 31, 2024.

Revenue	$ 3,259,736
Less:	
Employee compensation and benefits	772,002
Commission expense – related parties	820,848
Variable costs	212,719
Fixed costs	284,556
Other expenses	243,530
Income tax expense	241,859
Net income	$ 684,222

NOTE 3 – OPERATING SEGMENT REPORTING (CONTINUED)

Variable costs include brokerage and clearing and trade fees. Fixed costs include professional fees and occupancy. Other expenses include insurance, depreciation and other administrative expenses.

The following table presents the other required segment disclosures for the year ended December 31, 2024.

Other segment disclosures	
Revenue from external customers	$ 2,313,787
Principal transactions	397,853
Interest revenue	112,341
Other revenues	435,755
Total revenues	$ 3,259,736
Depreciation and amortization	$ 5,835

Revenue from external customers does not include commissions earned from related parties through common ownership and management. See Note 7 for additional disclosure.

NOTE 4 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values.

> Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

> Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

> Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of equity securities and mutual funds as of December 31, 2024 are determined by obtaining quoted market prices (Level 1).

The fair values of corporate bonds as of December 31, 2024 are determined by obtaining quoted market prices that are not recent or active, fair values are calculated based on inputs that are observable and corroborated by market data of the identical asset (Level 2).

The Company values limited partnership interest using the net asset value (¨NAV¨) as a practical expedient. The investment value is based on its proportionate share of the NAV provided by the third-party General Partner of the underlying limited partnership based on the most recent available financial statements. The terms of the investment generally preclude the ability to redeem the investment. Distributions from the investment will be received as the underlying assets in the limited partnership are liquidated, the timing of which cannot be readily determined.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

NOTE 4 – FAIR VALUE (CONTINUED)

Financial Assets at Fair Value
As of December 31, 2024

ASSETS	Level 1	Level 2	Level 3	Instruments measured at net asset value	Total
Financial Instruments owned:					
US Corporate Bonds	$ -	$ 2,937,639	$ -	$ -	$ 2,937,639
Equities	562,067		-	-	562,067
Mutual Funds	3,165,177	-	-	-	3,165,177
Limited Partnership	-	-	-	433,066	433,066
	$ 3,727,244	$ 2,937,639	$ -	$ 433,066	$ 7,097,949

As of December 31, 2024, the Company had invested a total of $962,957 in BBH Capital Partners V, L.P. and the fair value of this investment is estimated at $433,066. The Company still has a commitment to invest an additional $37,043 on this Limited Partnership that will be made at the discretion of the general partner of BBH Capital Partners V, L.P. For purposes of the computation of Net Capital pursuant to Rule 15c3-1 this investment is treated as a non-allowable asset.

The investment in the limited partnership does not have a redemption frequency allowed. It is expected that the underlying assets of the Limited Partnership would be liquidated over three to four years.

All of the limited partnership's investments have been classified within Level 3 as they have significant unobservable inputs, as they trade infrequently or not at all. Level 3 investments include common stock, subordinated notes, membership interests, escrow proceeds and other privately issued securities. When observable prices are not available for these investments, the General Partner uses one or more valuation techniques (e.g., the market approach or the income approach) for which sufficient and reliable data is available. Within Level 3, the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of the net present value of estimated future cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors. Inputs used also include the calculation of the Fund´s share escrow accounts related to prior investment sales and an analysis of the claims and potential claims against the escrow balance.

Under the market approach, the General Partner selects comparable public companies based on industry, size, and strategy and the calculates a trading multiple for each comparable company identified by dividing the total enterprise value of the comparable company by its earnings before interest, taxes, depreciation and amortization (EBITDA) or revenue.

The trading multiple is then discounted for the considerations such as liquidity and differences between the comparable companies and the limited partnership´s portfolio companies based on company specific facts and circumstances. The average of the calculated multiples is then applied to the underlying portfolio company´s EBITDA or revenue to calculate the enterprise value of the underlying portfolio company. The enterprise value may be adjusted further for specific circumstances. A similar approach may be taken with regard to comparable company sales transactions to derive the portfolio company enterprise value. Under the income approach, the General Partner can alternatively derive a value of the portfolio company securities using a discounted cash flow analysis relative to the company´s future projected cash flows. The General Partner separately values the securities of the portfolio company using an ¨option value analysis¨ which is obtained by using Black Scholes model. In using this method, the General Partner may apply a dampening factor to the indicated volatility of the equity prices of the comparable companies. The General Partner then weights the values determined by the various methodologies in accordance with their relative applicability to the particular portfolio company to determine the ultimate estimated fair value.

NOTE 4 – FAIR VALUE (CONTINUED)

The fair value measurement of Level 3 investments does not include transaction costs that may have been capitalized as part of the security´s cost basis. Assumptions used by the General Partner due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Limited Partnership´s results of operations.

NOTE 5 - INCOME TAXES

The income tax expense consists of the following for the year ended December 31, 2024:

	2024
Current tax expense	
Federal	$ 152,928
State	33,089
Total current tax expense	186,017
Deferred tax expense	
Federal	43,548
State	12,294
Total deferred tax expense	55,842
Income tax expense	$ 241,859

The income tax expense for 2024 differs from the statutory tax expense for the year (computed by applying the U.S. federal corporate tax rate of 21% to loss before income taxes) as follows:

	Amount	Rate
Federal taxes at statutory rate	$ 194,477	21.0%
State income taxes, net of federal tax benefit	38,254	4.1%
Permanent differences	912	0.1%
Other adjustments	8,216	0.9%
Income tax expense	$ 241,859	26.1%

The Company's deferred tax assets and liabilities are as follows at December 31:

	2024
Deferred tax assets	
Lease liability	$ 225,744
Investment in partnership	62,939
Total deferred tax assets	288,683
Deferred tax liabilities	
Unrealized gains on securities	(265,336)
Right-of-use asset	(197,488)
Property and equipment	(1,595)
Total deferred tax liabilities	(464,419)
Net deferred tax liability	$ (175,736)

12

NOTE 5 - INCOME TAXES (CONTINUED)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets or liabilities, projected future taxable income and tax planning strategies in making this assessment. Accordingly, no valuation allowance against the deferred tax assets was deemed necessary at December 31, 2024.

The U.S. federal jurisdiction and Florida are the tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S federal or state tax examinations by tax authorities for years before 2021.

For the year ended December 31, 2024, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

NOTE 6 – COMMITMENTS AND CONTINGENT LIABILITIES

Refer Note 1 for discussions on loss contingencies and Note 4 for commitments relating to investment in limited partnership.

Lessee Arrangements

On May 28, 2019, the Company amended its office lease to extend its lease term commencing on January 1, 2020 and continuing through May 31, 2030.

The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected not to recognize leases with original terms of 12 months or less (short-term lease) on the Company's statement of financial condition.

Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

Right-of -use assets and lease liabilities by lease type, and the associated balance sheet classifications, are as follows:

Balance Sheet Classification

Right-of-use assets	$779,202
Lease liability	$890,686

NOTE 6 – COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

Estimated future rent commitments under the non-cancelable operating lease at December 31, 2024 were as follows at an incremental borrowing rate of 1.88% per annum, adjusted at 0.16% per month:

Year ending	Undiscounted	Discounted
2025	152,900	124,900
2026	171,810	158,778
2027	176,960	166,981
2028	182,270	175,500
2029	187,730	184,340
2030	80,560	80,187
	$ 952,230	$ 890,686

Rent expense was $181,299 for the year ended December 31, 2024.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company is a member of a group of companies affiliated through common ownership and management. During 2024, the Company earned gross commissions of approximately $45,894 from trades involving these related parties.

During 2024, the Company recorded an expense of $811,702 related to commission referrals to the parent company of which $227,594 is due to the Parent company as at December 31, 2024. Further, the Company recorded an expense of $5,840 relating to accounting and professional services provided by an entity under common directorship of which $Nil is payable at December 31, 2024

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2024, the Company had net capital of $2,936,216 which was $2,836,216 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 25.26% at December 31, 2024.

NOTE 9 - REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company adopted the provisions of ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)" (ASC Topic 606). In accordance with ASC Topic 606, revenues are recognized when control of promised goods are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC Topic 606, the Company performs the following five steps: (i) identifies the contract(s) with a customer; (ii) identifies the performance obligations in the contract; (iii) determines the transaction price; (iv) allocates the transaction price to the performance obligations in the contract; and (v) recognizes revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration to which it is entitled in exchange for the goods it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC Topic 606, the Company assesses the goods that are promised within each contract and identifies those that contain performance obligations, and assesses whether each promised good is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

NOTE 9 - REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

The following table summarizes the Company's revenue, disaggregated by type of services for the year ending December 31, 2024:

Type of Services

Commissions Revenue	$1,337,789
Administrative Fees	613,200
Advisory Fees	408,692
Total	$ 2,359,681

The following is a description of revenues within the scope of ASC Topic 606:

Commissions**:** Commissions include riskless principal transactions, commissions and mutual funds commission and trading. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade date basis (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade date with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

Administrative Fee**:** Assessed to customer accounts related to continuing account services. The fee of $400 per quarter is charged in arrears directly to the customer's account, at which time the performance obligation has been fulfilled. The administrative fee is comprised of various fees directly incurred by the Company associated with foreign and domestic clearance/execution and other rebillable services. This structure is viewed as an at-will agreement under ASC 606, the revenues of which are recognized immediately.

Advisory Fees: The performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Not in Scope of ASC Topic 606**:** Totals not in scope of ASC Topic 606 include other income generated by trading the Company's capital, included in principal transactions, interest income earned and other operating income.

The Company did not have any significant performance obligations as of December 31, 2024. The Company also did not have any material contract acquisition costs and did not make any significant judgements or estimates in recognizing revenue for financial reporting purposes.

SUPPLEMENTARY INFORMATION

VENECREDIT SECURITIES, INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
(SCHEDULE I)
December 31, 2024
Expressed in US Dollars $

Total stockholder's equity	$	7,133,042
Deductions and/or charges		
Non-allowable assets		(3,869,977)
Net capital before haircuts on securities		3,263,065
Haircuts on securities		(326,849)
Net capital	$	**2,936,216**
Aggregate indebtedness		
Items included in statement of financial condition		
Accrued commissions – (related parties)	$	227,594
Accrued expenses and other liabilities		226,998
Net deferred tax liability		175,736
Excess lease liabilities over right-of-use-asset		111,484
Total aggregate indebtedness	$	**741,812**
Aggregate indebtedness to net capital		**25.26%**
Computation of basic net capital requirement		
Minimum net capital required	$	100,000
Net capital		2,936,216
Excess net capital	$	**2,836,216**
Excess net capital at 100% (net capital less		
120% of minimum dollar net capital requirement)	$	**2,816,216**

There are no material differences between the amounts presented above and the amounts presented in the Company's March 26, 2025 unaudited FOCUS Part IIA filings (amended).

.

VENECREDIT SECURITIES, INC
STATEMENT OF EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
(SCHEDULE II)

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(ii), the Company is exempt from the computation for determination of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker-dealer.



Grant Thornton (Cayman) LLP
2nd floor, Century Yard
Cricket Square, 171 Elgin Avenue
George Town, PO Box 1044
Grand Cayman, KY1-1102
Cayman Islands

T: +1 345 949 8588
F: +1 345 949 7325
E: info@ky.gt.com
www.grantthornton.ky

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholder of
Venecredit Securities, Inc.
(a wholly-owned subsidiary of VBT Holdings, Ltd.)
Miami, Florida, USA

We have reviewed management's statements, included in the accompanying Exemption report, in which (1) Venecredit Securities, Inc. (a wholly-owned subsidiary of VBT Holdings, Ltd.) identified the following provisions of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which Venecredit Securities, Inc. claimed an exemption from Rule 15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) Venecredit Securities, Inc. stated that Venecredit Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Venecredit Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Venecredit Securities, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton (Cayman) LLP

George Town, Grand Cayman
Cayman Islands
March 31, 2025

Venecredit Securities Exemption Report

Venecredit Securities(the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. & 240.17a-5). This Exemption Report was prepared as required by 17 C.F.R & 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R & 240.15c3-3 under the following provisions of 17 C.F.R & 240.15c3-3 (k)(2)(ii): Who as an introducing broker dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books pertaining thereto pursuant to the requirements of 17 C.F.R §240.17a-3 and §240.17a-4, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R & 240.15c3-3(k) throughout the most recent fiscal year without exception.

Venecredit Securities Inc.

I, Alvaro Frias, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Alvaro Frias

CEO/ Managing Director

March 31, 2025